TELECOMM SALES NETWORK, INC.

116 Morlake Drive

Suite 201

Mooresville, NC  28117

September 20, 2006

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Form SB-2 Registration Statement for Telecomm Sales Network, Inc.

Dear Sir/Madam:

Telecomm Sales Network, Inc. (the “Company”) is filing herewith its Registration Statement on Form SB-2 to register for resale shares of its common stock by the selling stockholders listed in the prospectus (the “Registration Statement”).  In addition to the Registration Statement, the Company is providing herewith copies of a letter and affidavits (without attachments) of its Chief Executive and Chief Financial Officers relating to the Company’s Rule 437 Application to Dispense with Consent.  Originals of the letter and the affidavits are being sent by overnight mail to the Office of Chief Accountant concurrently with the filing of the Registration Statement.

Should you have any questions regarding the foregoing, please contact the undersigned at the above telephone and facsimile numbers.

Very truly yours,

Telecomm Sales Network, Inc.

By: /s/ J. Lloyd Breedlove

Name:  J. Lloyd Breedlove

Title: Chief Executive Officer